

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Anthony Maretic
Chief Financial Officer, Treasurer and Secretary
City Office REIT, Inc.
666 Burrard Street, Suite 321
Vancouver, British Columbia, V6C 2X8

> **Re: City Office REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 1, 2021**
> **File No. 333-254966**

Dear Mr. Maretic:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James V. Davidson